FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2003

ALGOMA STEEL INC.

(Registrant's name)

105 West Street

Sault Ste. Marie

Ontario, Canada P6A 7B4

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F _____   Form 40-F    X

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes _____   No   X

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  June 13, 2003

ALGOMA STEEL INC.

(Registrant)

By:

“Glen Manchester”

Glen Manchester

Vice President – Finance

and Chief Financial Officer